EXHIBIT 99.1

04/CAT/02

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EMBARGOED UNTIL

06.30 GMT, 01:30 EST Tuesday 20 January 2004

For further information contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of
Corporate Communications

                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)

       Lonza Group
Walter Eschenmoser, Communications
   & Investor Relations,
   Tel: +44 61 316 8363


                CAMBRIDGE ANTIBODY TECHNOLOGY AND LONZA EXTEND
                            MANUFACTURING AGREEMENT


Cambridge, UK, and Basel, Switzerland... Cambridge Antibody Technology (LSE:
CAT; NASDAQ: CATG) and Lonza Group Limited (SWX: LONN) today announce the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006.

The agreement, which is effective immediately, will guarantee that CAT and its collaborators have access to Lonza's manufacturing capability at production scale (up to 2,000L) for both ongoing programmes and future projects.

Peter Chambre, CAT's CEO, commented "We are pleased with the success of our on-going relationship with Lonza and with the access to world class manufacturing facilities this offers CAT and our collaborators. This extension enables us to plan further ahead with confidence and certainty of access to world-class manufacturing facilities on a longer-term basis. Over

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the past six years, we have developed leading skills in process optimisation for therapeutic antibodies and have built a strong relationship with Lonza to develop and refine efficient manufacturing processes to be used at production scale. For CAT, this is a very cost-effective way of ensuring timely supply of our therapeutic antibodies for our programmes and increasing the breadth of capabilities we can offer to collaborators."

Markus Gemuend, CEO of Lonza, commented: "The extension of our agreement with CAT is a demonstration of the confidence both parties developed over the recent years in each other's capabilities. We are pleased to continue to align ourselves with a leader in antibody development and to support CAT through the next phases of their clinical programmes both for existing products and for new products in their pipeline."

                                     ENDS

Notes to Editors


Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
o HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
o Five further licensed CAT-derived human therapeutic antibodies in clinical development, with three further licensed product candidates in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT and Lonza Biologics announced their earlier long term agreement for the manufacture and supply of clinical grade antibodies on 26 November 2001.

Lonza Custom Manufacturing:
o Lonza Custom Manufacturing comprises the development and production of small molecules by chemical synthesis and biotransformation as well as large molecules (biopharmaceuticals) by microbial fermentation and mammalian cell culture technology.

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o    At Lonza, customer needs have top priority. Lonza Custom Manufacturing provides a broad spectrum of development and manufacturing services in support of each of these technologies, created through close interactive partnerships with its customers. Full quality and regulatory support is available for manufacture of clinical and marketed products, founded on highly qualified scientists, know-how and extensive expertise in successful scale- up from lab to commercial production.

Lonza:
o Lonza is a Life Sciences driven company headquartered in Switzerland. It is one of the leading custom manufacturers of active chemical ingredients, intermediates and biotechnology services to the pharmaceutical and agrochemical industries.

o In addition, Lonza also offers organic intermediates for a wide range of applications and provides antimicrobial and associated products as well as polymer intermediates and compounds.

o    For more information please visit the company's website at www.lonza.com.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.